SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Tarsus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87650L 103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87650L 103

1.	Names of Reporting Persons Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,417,157 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,417,157 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,157 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 1,417,157 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 20,676,992 shares of Common Stock outstanding on November 4, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 87650L 103

1.	Names of Reporting Persons FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,417,157 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,417,157 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,157 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) PN

(1)

Consists of 1,417,157 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 20,676,992 shares of Common Stock outstanding on November 4, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 87650L 103

1.	Names of Reporting Persons FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,417,157 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,417,157 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,157 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) OO

(1)

Consists of 1,417,157 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 20,676,992 shares of Common Stock outstanding on November 4, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 87650L 103

1.	Names of Reporting Persons James Topper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,417,157 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,417,157 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,157 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 1,417,157 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 20,676,992 shares of Common Stock outstanding on November 4, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

CUSIP No. 87650L 103

1.	Names of Reporting Persons Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,417,157 shares (1)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,417,157 shares (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,157 shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of 1,417,157 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick Heron and James Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 20,676,992 shares of Common Stock outstanding on November 4, 2021 as set forth in the Issuer’s Form 10-Q filed with the SEC on November 10, 2021.

Item 1(a).		Name of Issuer: Tarsus Pharmaceuticals, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices: 15440 Laguna Canyon Road, Suite 160, Irvine, CA 92618

Item 2(a).

Name of Person Filing:

The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences IX, L.P. (“FLS IX”)

FHMLS IX, L.P.

FHMLS IX, L.L.C.

James Topper (“Topper”)

Patrick Heron (“Heron” and together with Topper, the “Members”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address and principal business office of the Reporting Persons is:

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, Washington 98101

Item 2(c).		Citizenship:

		Entities: FLS IX FHMLS IX, L.P. FHMLS IX, L.L.C Individuals: Topper Heron	- Delaware, U.S.A. - Delaware, U.S.A. - Delaware, U.S.A. - United States Citizen - United States Citizen

Item 2(d).		Title of Class of Securities: Common Stock

Item 2(e).		CUSIP Number: 87650L 103

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

	(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person.

	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.		Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.		Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.		Identification and Classification of Members of the Group

Each member of the group is identified on the signature page to this Schedule 13G amendment.

Item 9.		Notice of Dissolution of a Group

Not applicable.

Item 10.		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2022	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 28, 2022	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 28, 2022	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 28, 2022	By:	*
James Topper

Date: January 28, 2022	By:	*
Patrick Heron

Date: January 28, 2022	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13G was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.